UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

v

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 8, 2024

EARNING RELEASE
Fourth Quarter 2023

March, 2024

edenor


edenor

edenor

Buenos Aires, Argentina, March 8, 2024 - Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) ("edenor" or "the Company") Argentina's largest electricity distributor both in terms of number of customers and energy sales, announces its results for the fourth quarter of 2023.

All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards ("IFRS"), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Ticket: EDN
Ratio: 20 Shares Class B= 1ADR

Number of Shares Net of Treasury
875.3 Million of Shares | 43.8 Million of ADRs

Total Shares
906.5 Million of Shares | 45.3 Million of ADRs

Market Capitalization
ARS 706,383,788,760 | USD 694,129,299.24

Price
ARS 807 | USD 15,86 03/07/24

Webcast Information

On Monday, March 11th, 2024, at 12 pm Buenos Aires / 10 am New York time, the Company will host a webcast to discuss Edenor's 4Q23 results. The presentation will be given by Germán Ranftl, Edenor's Chief Financial Officer. Those interested in participating in the webcast are required to register by clicking here. Questions will be answered exclusively through the webcast system.

DATE: March 11,2024
TIME: 12 pm BA / 10 am Nueva York

4Q 2023
EARNINGS WEBCAST

TO JOIN THE WEBCAST PLEASE
Click aquí

Germán Ranftl
Chief Financial Officer

Solange Barthe
Investor Relations Manager

Lucila Ramallo
Investor Relations Senior Analyst

www.edenor.com
investor@edenor.com
Tel: +54 (11) 43365511

edenor

AGENDA

- Regulatory Framework
- Financial Results
- Operating Indicators
- Financial Debt
- Sustainability, technology and innovation
- Highlights

edenor

01
REGULATORY FRAMEWORK

REGULATORY FRAMEWORK

VAD + 319,2%

Automatic monthly rate adjustment

- **New tariffs became effective as of 02-16-24, including an automatic monthly tariff adjustment:**
  - ✓ On 01-26-24 a Public Hearing was held to analyze electricity distribution tariffs.
  - ✓ Resolution No. 102/2024 established the new tariffs including a VAD increase of 319.2%, **applicable from 02-16-24**. Likewise, an **automatic monthly update mechanism** (polynomial formula) applicable from **May 2024** was included.
  - ✓ The changes restored the economic financial equilibrium as expressed in the external auditor's report.
  - ✓ The Five-Year Tariff Review process (2024-2028) continues with a deadline to be completed before the end of 2024.

- **A Public Hearing was held on February 29, 2024, which was to define modifications to the low-income subsidy regime, which has no effect on Edenor's VAD (pass-through).**

edenor

02
FINANCIAL RESULTS

Since February 16, 2024, an increase of the VAD of 319.2% and an automatic monthly update mechanism were granted.

EDENOR investment spending rose a strong 17% yoy in 2023.

In millon of Pesos in constant figures	**IAS-29 2023	IAS-29 2022	Δ%	IAS-29 4Q23	IAS-29 4Q22	Δ%
Revenues	701,098	640,994	9%	120,423	144,991	(17%)
Energy purchases	(458,944)	(446,030)	3%	(75,848)	(111,699)	(32%)
Distribution Margin	**242,154**	**194,964**	**24%**	**44,575**	**33,292**	**34%**
Operating expenses	(366,314)	(300,940)	22%	(101,736)	(74,969)	36%
Other op. Net income	25,325	32,395	(22%)	7,137	17,109	(58%)
Operating Results	**(119,776)**	**(97,294)**	**23%**	**(56,737)**	**(27,507)**	**106%**
Agreement on the Reg. Of Oblig.	197,731	56,479	250%	-	56,479	na
Financial Results, net	(350,354)	(277,584)	26%	(88,149)	(88,066)	0%
RECPAM*	454,589	310,205	47%	123,627	85,540	45%
Income Tax	(133,809)	(46,187)	190%	(11,465)	(14,669)	(22%)
Net Results	**48,371**	**(54,398)**	**n/a**	**(32,743)**	**11,737**	**n/a**

*Monetary gain

**International Accounting Standars: Financial information in hyperinflationary economies

Revenues: They reached ARS 120,423 million in 4Q23 (-17% in constant currency vs 4Q22), accumulating an increase of 9% during 2023. This was mainly due to the tariff delay vs. inflation. Our clients amounted to 3.3 million in 2023 (+1% vs 2022).

Energy Purchases: The cost of energy purchases declined 32% in real terms vs. 4Q22 to ARS 75,848 million (-32% vs 4Q22), in part due to lower demand, impacted by warmer temperatures compared to the same period of the previous year. For the full year, costs increased 3%, driven by higher demand.

Distribution Margin: In the fourth quarter, the Distribution Margin rose 34% compared to the same period of the previous year to ARS 44,575 million, mainly due to delays in tariff adjustments in a high inflation context partially offset by lower volumes of energy sold. For the full year, the Distribution Margin increased 24% vs 2022.

Financial Results: A loss of ARS 88,149 million in 4Q23 financial results was in line with the levels of 4Q22 in real terms.

Net Results: Despite a loss of ARS 32,743 million in 4Q23, cumulative profit for the full year was ARS 48,371 million.

Investments: In 4Q23, ARS 32,426 million was invested, reaching a total of ARS 123,628 million in 2023 (+17% vs 2022). These figures underline our unwavering commitment to improving service quality, which is evident in the strong improvements that have been achieved in our SAIDI (Service Interruption Duration) and SAIFI (Service Interruption Frequency) indicators.

edenor

	2023			2022			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	10,833	46.0%	2,919,787	10,361	45.4%	2,886,189	4.6%	1.2%
Small commercial	2,153	9.1%	339,149	2,056	9.0%	339,470	5%	(0.1%)
Medium commercial	1,552	6.6%	31,310	1,529	6.7%	30,825	1.5%	1.6%
Industrial	3,680	15.6%	7,252	3,714	16.3%	7,050	(0.9%)	2.9%
Wheeling System	3,933	16.7%	724	3,776	16.5%	686	4.1%	5.5%
Others								
Public lighting	599	2.5%	21	634	2.8%	21	(5.6%)	0.0%
Shantytowns and others	788	3.3%	631	755	3.3%	588	4.5%	7.3%
Total	**23,538**	**100%**	**3,298,874**	**22,826**	**100%**	**3,264,829**	**3.1%**	**1.0%**

	4Q23			4Q22			Variation	
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,240	42.6%	2,919,787	2,393	43.8%	2,886,189	(6.4%)	1.2%
Small commercial	497	9.4%	339,149	497	9.1%	339,470	0.1%	(0.1%)
Medium commercial	371	7.1%	31,310	383	7.0%	30,825	(3.1%)	1.6%
Industrial	890	16.9%	7,252	924	16.9%	7,050	(3.7%)	2.9%
Wheeling System	971	18.5%	724	958	17.6%	686	1.3%	5.5%
Others								
Public lighting	132	2.5%	21	138	2.5%	21	(4.6%)	0.0%
Shantytowns and others	160	3.1%	631	165	3.0%	588	(2.6%)	7.3%
Total	**5,261**	**100%**	**3,298,874**	**5,457**	**100%**	**3,264,829**	**(3.6%)**	**1.0%**

*4Q23: 703.823 customers benefit from Social Tariff

Energy sales volumes increased by 3,1% in 2023.

In 4Q23, energy sales volumes totaled 5,261 Gwh (-3.6% vs 4Q22), which was mainly led by a decrease in consumption of 6.4% in Residential Customers, although for the full year volumes increased 4.6%, due to higher temperatures in the first quarter.

Edenor's customer base reached 3.3 million customers (+1% vs 4Q22), due mainly to an increase in residential and industrial customers as a result of market discipline measures and the installation of 1,130 energy meters integrated into the fourth quarter, which were mostly intended to regularize clandestine connections.

edenor

In million of pesos in constant figures	2023	2022	%	4Q23	4Q22	%
Salaries, social security taxes	(110.758)	(101.931)	9%	(33.727)	(27.624)	22%
Pensions Plans	(2.428)	(3.743)	(35%)	3.238	(243)	(1430%)
Communications expenses	(4.805)	(4.015)	20%	(1.330)	(698)	91%
Allowance for the imp. of trade and other receivables	(6.662)	(6.847)	(3%)	284	(792)	(136%)
Supplies consumption	(11.061)	(11.170)	(1%)	(1.654)	(1.370)	21%
Leases and insurance	(2.534)	(3.508)	(28%)	(439)	(947)	(54%)
Security service	(4.720)	(4.447)	6%	(1.369)	(1.568)	(13%)
Fees and remuneration for services	(97.527)	(70.457)	38%	(32.748)	(19.053)	72%
Amortization of assets by right of use	(2.829)	(3.216)	(12%)	(668)	(835)	(20%)
Public relations and marketing	(6.646)	(5.905)	13%	(2.052)	(2.274)	(10%)
Advertising and sponsorship	(3.424)	(3.042)	13%	(1.057)	(1.172)	(10%)
Depreciation of property, plant and equipment	(82.753)	(56.656)	46%	(26.890)	(14.066)	91%
Directors and Sup. Committee members' fees	(161)	(215)	(25%)	(2)	(176)	(99%)
ENRE penalties	(18.647)	(15.160)	23%	(539)	(1.476)	(63%)
Taxes and charges	(11.161)	(10.479)	7%	(2.712)	(2.667)	2%
Other	(194)	(143)	36%	(70)	(26)	164%
Total	**(366.314)**	**(300.940)**	**22%**	**(101.736)**	**(74.969)**	**36%**

Operating expenses rose 36% in 4Q23, mainly due to inflation.

A notable increase in operating expenses is attributable mainly to higher, fees and remuneration for services and greater depreciation expenses as a result of inflation.

At the end of December 2023, collectability was 95.82%, with the year-end accrued bad debts of ARS 11,355 million.

EBITDA

In million of Pesos in constant figures	2023	2022	Δ%	4Q23	4Q22	Δ%
Operating Results	(119,786)	(97,311)	23%	(56,756)	(27,547)	106%
Depreciation of property, plant and equipment	85,582	59,872	43%	27,556	14,900	85%
Regularization Agreement in joint businesses	197,731	56,479	250%	-	56,479	n/a
EBITDA	**163,527**	**19,040**	**n/a**	**(29,200)**	**43,832**	**n/a**

- During 2023, EBITDA was a positive ARS 163.527 million, a sharp rise from the prior year. The main factors were the following:
  - Positive impacts ofARS 197,731 million as a result of the implemented payment plan with CAMMESA per energy purchase costs.
  - April and June tariff adjustments; and
  - Further reduction in energy losses (14,9% in 4Q23 VS 15,6% in 4Q22).
- EBITDA for 4Q23 was a negative ARS 29,200 million compared to last year's fourth quarter positive result of ARS 43,832 million for the same reasons mentioned above (lower demand, tariff delays, higher operating expenses).

CAPEX

- Edenor´s capital expenditures for 2023 of **ARS 123,628 million increased 17%** in real terms compared to ARS 105,571 million in 2022.
- Total investments during the fourth quarter 2023 were ARS 32,426 million.



12%
12%
3%
73%
New Supplies
Network Structure
Energy Recovery
Others



ARS 123.628 M
ARS 105.571 M
+ 17%
14.354
11.278
79.939
16.207
13.603
93.818
2022
2023
Electricity Related Activities
non- electric investments
Proyects Staff Cost

- Renewal/Repowering cables 115/116 PUERTO NUEVO-PI SALGUERO Substation- 2.5 km from AT Network. Commissioning in May 2023
- MORON 132/13.2 kV Substation Adaptation – maintains its installed power (160 MVA) by changing the number of transformers (from 3 to 2), in order to free up a 132 kV maneuvering field. In service: September 2023
- MERLO 132/13.2 kV Substation Adaptation – expands its installed power (from 120 MVA to 160 MVA) by changing the number of transformers (from 3 to 2), in order to free up a 132 kV maneuvering field. In Service 1st Transformer: November 2023. (2nd Transformer and completions 1st quarter 2024).
- New TRUJUI Substation 220/13.2 kV-160 MVA installed power. Commissioning: December 2023. (Completions during the 1st quarter 2024)
- New AT Connection SE TRUJUI- 0.2 km from AT Network. Commissioning: November 2023.
- New GARIN 132/13.2 kV Substation - 80 MVA installed power. Commissioning: 1st 40 MVA Transformer: December 2023. (2nd Transformer and completions during the 1st quarter 2024)
- New AT Connection SE GARIN- 6 km from AT Network. Commissioning: November 2023.
- SAN ALBERTO 132/13.2 kV Substation Expansion – doubles its installed power from 80 MVA to 160 MVA. Commissioning date: 1st quarter 2024.

Invested 4,274 million dollars since 1992

In the last 11 years we invested USD 2,252 M (average of USD 205 M per year)

Investments

edenor

41,896	83	29,778	72%	3,343	2,724	324,000
km of network	Substations	MVA installed power	Ratio clients edenordigital/ Customer base	Points of telecontrol	Telesupervised points	Smart meters

2013 - 2023 CAPEX EXECUTED BY EDENOR USD 2.3 BN- AVERAGE USD 205 M PER YEAR

5,547	18	5,416
km of network	Substations	MVA of installed power
+13%	+21%	+27%

- Intelligent Networks
- Smart Meters
- Solutions and Technology for Clients
- Electromobility
- Renewable Energy Generation for both Company and Clients

edenor

03
OPERATING INDICATORS

edenor

SAIDI hours / year / customer


31,5
27,7
33,0
26,6
25,8
27,6
30,3
28,9
22,7
26,3
15,9
21,8
12,2
13,7
10,7
10,4
10,0
8,6
8,2
-75%
-18%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Real
Required

SAIFI times / year /customer


8,6
8,0
9,5
8,9
8,7
9,7
9,0
9,1
6,9
8,4
6,2
7,4
4,6
6,0
4,1
5,4
3,6
5,2
3,4
-64%
-34%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

The investment plan executed in recent years continues to show results that are reflected in a continuous improvement in the service quality, by reducing the duration and frequency of outages since 2014, and thus exceeding the established regulatory requirements.

Quality standards are measured based on the duration and frequency of service outages using SAIDI and SAIFI indicators.

At the closing of the fourth quarter of 2023, the SAIDI and SAIFI indicators for 2023 showed a significant improvement to 8.2 hours and 3.4 average outages per client in the year, both at record lows and registering improvements of 75% and 64% , respectively, compared to 2014.

This recovery in service is mainly due to the strong investments that the Company has made over the last decade. These investments have been focused on implementing improvements in operational processes and the adoption of technology applied to the operation and management of the network.

edenor


13,8%
16,0%
17,6%
15,3%
17,7%
15,3%
15,6%
14,9%
1Q
2Q
3Q
4Q
2022
2023

In 4Q23, energy losses declined to 14.9% compared to 15.6% in the same period of the previous year.

Driving Innovation and Efficiency in Loss Mitigation:

Our dynamic multidisciplinary teams remain steadfastly dedicated to pioneering novel solutions in the battle against energy losses. This collaborative effort has been further fortified by the resolute execution of Market Discipline (DIME) initiatives, aimed at curtailing losses.

Leveraging the potency of analytical and artificial intelligence tools, we have strategically optimized inspection routes, augmenting their efficacy. The mission of DIME actions remains resolute: identifying and rectifying irregular connections, thwarting fraud, and curbing energy pilferage.

Measurable Strides in Inspection and Detection:

From October to December 2023, a substantial total of 79,468 inspections were conducted on Tariff 1 (Residential and General users), which showed an efficiency rate of 52.0%. This stands in comparison to the same period in the prior year when 83,141 inspections yielded a higher efficiency rate of 56.5%.

In addition, the installation of 7,859 Integrated Energy Meters (MIDE) during 2023 attests to our commitment to modernizing energy monitoring mechanisms.

Recovery Initiatives and Redefining Balance:

Our endeavors extend beyond detection as we diligently restore energy integrity. Beyond the normalization of MIDE meter-equipped customers, our reach extends to clandestine customers with conventional meters.

Augmenting these efforts, a novel energy balance system has been meticulously implemented, complemented by the advent of micro-balances in private neighborhoods. Despite our tenacious endeavors, there have been cases of repeat fraud in many client groups.

edenor

04
FINANCIAL DEBT

INDEBTEDNESS

edenor

Notes Class 3
Nov-26

- Amount: USD 96 Million
  - USD 34 Million (Exchange Class 2- 57% acceptance)
  - USD 62 Million (New Money)
- Rate: 9.75%
- Interest Payment: Biannual
- Amortization: Bullet

Notes Class 4
Mar-25

- Amount: ARS 3,577 Million (Eq USD 4 Million)
- Rate: +300 Basis Points
- Interest Payment: Quarterly
- Amortization: Bullet

	Notes Class 1	Notes Class 2	Notes Class 3	Notes Class 4
Amount (Million)	55	27*	96	3.577
Currency	USD	USD	USD	ARS
Type	Social	Std	Std	Std
Maturity	may-25	nov-24	nov-26	mar-25
Rate	9.75	9.75	9.75	BADLAR +300 Basic Point.
Interest Payment	Biannual	Biannual	Biannual	Quarterly
Law	Nueva York	Argentina	Argentina	Argentina

*Net of the issuance of 60 M for the exchange

FINANCIAL DEBT


Debt at December 2023
(in million of dollars)
98
85
115
98
30
55
55
60
60
55
2021
2022
2023
2024
2025


Debt Proforma with recent issuances
(in million of dollars)
182
98
85
55
27
30
98
55
100
27
4
55
96
Class 3&4
Class 2
Class 1
2021
2022
2023
2024
2025
2026

EARNINGS RELEASE
FOURTH QUARTER 2023

RATINGS

edenor

Risk Ratings - 2023 Corporate Bonds

		Rating	Outlook	Date
MOODY'S	Local	BBB+.ar	Revision to the rise	feb-24
	Foreign currency	BBB+.ar	Revision to the rise	feb-24
FixScr FitchRatings	Long-term issuer	A(arg)	Stable	feb-24
	Notes Class 1	A(arg)	Stable	feb-24
	Notes Additional Class 1	A(arg)	Stable	feb-24
	Notes Class 2	A(arg)	Stable	feb-24
	Notes Additional Class 2	A(arg)	Stable	feb-24
	Notes Class 3	A(arg)	Stable	feb-24
	Notes Class 4	A1(arg)	Stable	feb-24
S&P Global	Institucional Qualification	raCCC	Negative	dic-23
	Global Negotiable Obligations Program	raCCC	Negative	dic-23
	Foreign currency	raCCC-	Negative	mar-23

edenor

05
SUSTAINABILTY, TECHNOLOGY AND INNOVATION

edenor

SUSTAINABILITY TECHNOLOGY AND INNOVATION

We plan to lead a transformation of the electricity network to a smart network through technology and innovation

Intelligent Network
Clients self-generation and selling of electricity.

Solar Panels
EDN and clients' roofs and terraces.

Energy Efficiency
Smart Meters and Smart Network. Use of artificial intelligence.

Electric Charges
Help the development of electromobility (public and private transport).

+ SOLUTION + INNOVATION + EFFICIENCY = **QUALITY OF SERVICE**

edenor

Desempeño en Gobernanza 2023

GOBERNANZA

100% directores independientes
Comité de Auditoría

18,20% de mujeres
Miembros de los Órganos de Gobierno

Línea ética
5 canales de denuncia

16% mujeres
Principales Ejecutivas

✓ Impulsamos el Programa de Integridad

✓ Capacitación y divulgación

Social Perfomance 2023

edenor

SOCIAL PERFORMANCE

237,333
active accounts of MIDES
as of December 31, 2023

22.06
hours/year
Training hours per employee

17.35%
women
in staff

25,254
invited children
edenorchicos

210
Scholarship
Holders

✓85.1% Client Satisfaction

✓Scholarship and Tutoring Program

Governance Perfomance 2023

GOVERNANCE

100%
Independent Directors
Audit Committee

18.20%
female
Members of Government Bodies

Ethics Line
5 complaint channels

16%
female
Chief Executives

✓ We promote our Integrity Program

✓ Training and outreach

edenor

06
HIGHLIGHTS

HIGHLIGHTS

(AFTER THE CLOSING OF THE FISCAL YEAR 2023)

edenor

01/26/24: Public Hearing transitory adjustment of Own Distribution Cost.	Resolution No. 102/2024 established new tariffs including an increase in VAD of 319.20%, **applicable from 02/16/24.**	Automatic monthly update mechanism (polynomial formula) applicable from **May 2024.**
Improvement in debt rating: FixSCr and Moodys.	Successful Placement and Exchange of US$100mn in Notes Class 3 and 4.	Positive and stable outlook for revenues flows.

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh).

Through a concession, edenor distributes electricity exclusively in the northwest of Greater Buenos Aires and in the northern area of the City of Buenos Aires, to 3.3 million customers (a population of approximately 9 million inhabitants) in an area of 4,637 square kilometers. In 4Q23, edenor sold 5,261 GWh of electricity and purchased 7,287 GWh (including demand from the toll system), registering revenues for 4Q23 of ARS 120,423 million. Net earnings for the fourth quarter were a loss of ARS 32,743 million.

edenor

INVESTOR RELATIONS CONTACTS

German Ranftl | Chief Financial Officer

Solange Barthe | Investor Relations Manager

Lucila Ramallo | Investor Relations Senior

investor@edenor.com | Tel. +54 (11) 4346 5511

edenor

Condensed Interim Statement of Comprehensive Income

The twelve-month period ended on December 31, 2023 and 2022

Values expressed on a constant currency basis

In million of Argentine Pesos in constant figueres	12.31.2023 AR$	12.31.2022 AR$
Revenue	701,098	640,994
Energy Purchases	(458,944)	(446,030)
Margin Distribution	**242,154**	**194,964**
Transmission and distribution expenses	(214,428)	(171,625)
Gross Profit	**27,726**	**23,339**
Selling expenses	(82,764)	(73,717)
Administrative expenses	(69,122)	(55,598)
Other operating income	25,335	32,412
Other operating expense	(20,951)	(23,730)
(Loss) Income from interest in joint ventures	(10)	(17)
Operating Result	**(119,786)**	**(97,311)**
Agreement on the Regularization of Obligations	**197,731**	
Financial income	367	203
Financial expenses	(319,435)	(273,335)
Other financial expense	(31,286)	(4,452)
Net financial costs	**(350,354)**	**(277,584)**
RECPAM	454,589	310,205
Profit (Loss) before taxes	**182,180**	**(8,211)**
Income tax	(133,809)	(46,187)
Profit (Loss) for the period	**48,371**	**(54,398)**
Basic and diluted earnings Profit (Loss) per share:		
Basic and diluted earnings profit (loss) per share	55.28	(62.17)

Condensed Interim Statement of Comprehensive Income

The twelve-month period ended on December 31, 2023 and 2022

Values expressed at historical values

In million of Argentine Pesos at histórical values	12.31.2023 AR$	12.31.2022 AR$
Revenue	373,253	152,641
Energy Purchases	(240,640)	(107,922)
Subtotal	**132,612**	**44,720**
Transmission and distribution expenses	(93,702)	(32,455)
Margin Distribution	**38,910**	**12,265**
Selling expenses	(39,700)	(16,023)
Administrative expenses	(34,373)	(12,463)
Other operating expense, net	2,198	3,432
Operating Profit (Loss)	**(32,965)**	**(12,790)**
Agreement on the Regularization of Obligations	**108,723**	**18,136**
Financial income	278	47
Financial expenses	(184,188)	(72,950)
Other financial expense	(23,351)	3,885
Net financial expense	**(207,261)**	**(69,017)**
Profit (Loss) before taxes	**(131,504)**	**63,671**
Income tax	(83,727)	543
Profit (Loss) for the period	**(215,230)**	**63,127**
Basic and diluted earnings Profit (Loss) per share:		
Basic and diluted earnings Profit (Loss) per share	(245.98)	(72.15)

Condensed Interim Statement of Financial Position

The twelve-month period ended on December 31, 2023 and 2022

Values expressed on a constant currency basis

In million of Argentine Pesos in constant figures	12.31.2023 ARS	12.31.2022 ARS
ASSETS		
Non-current assets		
Property, plant and equipment	1.272.989	1.233.003
Interest in joint ventures	57	66
Deferred tax asset	3.540	2.202
Other receivables	3	9
Financial assets at amortized cost	-	-
Total non-current assets	**1.276.689**	**1.236.280**
Current assets		
Inventories	39.816	20.048
Other receivables	34.046	58.232
Trade receivables	66.597	87.167
Financial assets at fair value	82.628	89.379
Financial assets at amortized cost	-	-
Cash and cash equivalents	9.128	5.076
Total current assets	**232.215**	**259.902**
TOTAL ASSETS	**1.508.804**	**1.496.182**

	12.31.2023 ARS	12.31.2022 ARS
EQUITY		
Share capital	875	875
Adjustment to share capital	340.453	340.419
Additional paid-in capital	31	31
Treasury stock	7.288	7.322
Adjustment to treasury stock	4.716	4.674
Adquisition cost of own shares	(27.946)	(27.946)
Legal reserve	23.621	23.621
Opcional reserve	228.747	228.747
Other comprehensive loss	(3.472)	(2.531)
Accumulated losses	(135.502)	(183.873)
TOTAL EQUITY	**438.811**	**381.339**
LIABILITIES		
Non-current liabilities		
Trade payables	1.597	2.866
Other payables	158.924	54.458
Borrowings	44.345	45.268
Deferred revenue	13.474	11.451
payable	2.449	2.402
Benefit plans	4.922	5.795
Deferred tax liability	478.696	345.384
Provisions	9.861	17.293
Total non-current liabilities	**714.268**	**484.917**
Current liabilities		
Trade payables	240.950	559.935
Other payables	29.340	19.692
Borrowings	50.663	573
Derivative financial instruments	-	-
Deferred revenue	50	137
Salaries and social security	26.636	29.084
Benefit plans	578	729
Tax payable	-	-
Tax liabilities	4.639	4.102
Provisions	2.869	4.674
Total current liabilities	**355.725**	**618.926**
TOTAL LIABILITIES	**1.069.993**	**1.103.843**
TOTAL LIABILITIES AND EQUITY	**1.508.804**	**1.486.182**

Condensed Interim Statement of Cash Flows

The twelve-month period ended on December 31, 2023 and 2022

Values expressed on a constant currency basis

In million of Argentine Pesos in constant purchasing power	12.31.2023 AR$	12.31.2022 AR$
Cash flows from operating activities		
Loss (Profit) for the fiscal year	48,371	(54,356)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	(77,589)	24,033
Changes in operating assets and liabilities:		
Increase (Decrease) in trade receivables	(29,798)	(21,578)
Increase (Decrease) in trade payables	110,373	192,586
Income tax payment	-	(299)
Others	20,115	(30,322)
Net cash flows provided by operating activities	**71,472**	**110,321**
Net cash flows used in investing activities	**(79,061)**	**(116,343)**
Net cash flows used in financing activities	**7,338**	**(14,830)**
Net (decrease) increase in cash and cash equivalents	**(251)**	**(20,852)**
Cash and cash equivalents at beginning of year	5,076	19,242
Exchange differences in cash and cash equivalents	4,510	6,767
Result for exposure to inflation in cash and cash equivalents	(207)	(81)
Net Decrease in cash and cash equivalents	(251)	(20,852)
Cash and cash equivalents at the end of fiscal year	**9,128**	**5,076**
Supplemental cash flows information		
Non-cash operating, investing and financing		
Acquisitions of property, plant and equipment through increased trade payables	(3,647)	(6,774)
Acquisitions of assets for rights of use through an increase in other debts	(4,166)	(2,840)

DISCLAIMER

edenor

The material that follows is a presentation of general background information about Edenor as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based in our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target," or similar expressions. While Edenor's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements."

Further, if Edenor's actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, Edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of Edenor nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of Edenor. Persons who intend to purchase or subscribe for securities of Edenor in any potential future offering are reminded that any such purchase or subscription may be made solely on the basis of the information contained in the prospectus or offering circular in connection with such proposed offering. In particular, this presentation and the information contained herein are not an offer of securities for sale in the United States.

The market and competitive position data, including market forecasts, used throughout this presentation was obtained from internal surveys, market research, publicly available information and industry publications. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Edenor does not make any representation as to the accuracy of such information.